PERRONE ROBOTICS INVESTMENT OVERVIEW

PAUL PERRONE
FOUNDER & CEO

PERRONE ROBOTICS

NOVEMBER 20, 2020

WHAT WE DO

TARGET: AUTONOMOUS TRANSIT OF PEOPLE & GOODS



IN: FIXED BOUNDARY ZONES


BARGAMIN PARK
PARK VIEW
OLD TRAIL
WHITE OAKS

FOR: APPLICATIONS DEPLOYABLE NOW



RESIDENTIAL DOWNTOWN WORK SITES

USING: EXISTING TRANSIT VEHICLES


ZERO EMISSION VEHICLE
Tony

RETROFITTED: WITH A PROVEN AUTONOMY KIT


Tony

PERRONE ROBOTICS

PROBLEM

VAST NUMBER OF FIXED BOUNDARY ZONES

WHERE PEOPLE & GOODS TRANSIT NEEDS EXIST


MALL

DOWNTOWN & MAIN STREET

RESIDENTIAL & WORK CAMPUSES

RECREATIONAL & COMMERCE

LOGISTICS & WORK SITES

- DRIVER SHORTAGES & EXPENSES
- DELAYED OR NO TRANSIT AT ALL
- INFLEXIBLE ROUTING

PERRONE ROBOTICS

DEPLOY NOW (WITH TONY)


ZERO EMISSION VEHICLE
Tony
Tony
Tony
Tony
Tony
Tony
Tony
MALL

DOWNTOWN & MAIN STREET | RESIDENTIAL & WORK CAMPUSES | RECREATIONAL & COMMERCE | LOGISTICS & WORK SITES

GO DRIVERLESS IN 2021

RIGHT VEHICLE FOR THE JOB

AUTONOMOUS ROUTING EFFICIENCY

COMPANY FOUNDATION



A VISION

ONE SOFTWARE PLATFORM
ANY AUTONOMOUS APPLICATION


(12) United States Patent
Perrone
(54) GENERAL PURPOSE ROBOTICS OPERATING SYSTEM
(75) Inventor: Paul J. Perrone, Crozet, VA (US)
(21) Appl. No.: 11/361,974
(22) Filed: Feb. 27, 2006

PATENTS

GENERAL PURPOSE AUTONOMOUS
ROBOTICS OPERATING SYSTEM
W/AV EXTENSIONS

MAX®

SOFTWARE

PROVEN & COMPREHENSIVE
AUTONOMY SOFTWARE

250+ PERSON-YEARS

AUTONOMY INVESTMENT


MILE
36,000

36,000+ MILES

AV TRAVELLED



30+ VEHICLES

MADE AUTONOMOUS

PERRONE ROBOTICS

PIONEERS — EXPERTS - EXPERIENCE


PAUL PERRONE

FOUNDER/CEO/CHAIRMAN

PIONEER IN AUTONOMY SPACE (17+ YEARS)
LED 2005/2007 DARPA GRAND CHALLENGE TEAMS
FOUNDING CHAIRMAN OF SAE AV STANDARDS COMMITTTEE
INVENTED FIRST GENERAL PURPOSE ROBOTICS OPERATING SYSTEM FOR AVS
25+ YEARS HI-TECH BUSINESS EXPERIENCE

TEAM OF EXPERTS

DIVERSE AND COMPLEMENTARY SKILLS
AUTONOMY, EMBEDDED SYSTEMS, & AUTOMOTIVE

NOLAN BUSHNELL



BOARD MEMBER

ATARI & CHUCK E. CHEESE FOUNDER
SERIAL BUSINESS PIONEER

MARK LYDON



BOARD OBSERVER

INTEL CAPITAL MANAGING DIR.

PERRONE ROBOTICS

KEY PROJECTS

IMMEDIATE OPPORTUNITY

MILITARY BASE SHUTTLES



PILOT 2020

ROLL-OUT PHASES

1000+ UNITS BROAD OPPORTUNITY

EV TRANSIT VANS



PILOT 2020

60+ UNITS ROLL-OUT OPPORTUNITY

1000+ UNITS BROAD OPPORTUNITY

FORTUNE 100 LOGISTICS COMPANY

TRACTOR TRAILERS



PILOT 2020

PRODUCTION 2021

1000+ UNITS BROAD OPPORTUNITY

SALES PIPELINE

$165M+ RAW

(IF WON ALL)

$14M+ WEIGHTED

(ESTIMATED LIKELIHOOD)

FINANCIAL PROJECTIONS

TARGET SALES MODEL

EQUITY FINANCING*

$10M (2021), $10M (2022)

CASH FLOW POSITIVE 2023

1.1% SOM BY 2024


$350,000,000
$300,000,000
$250,000,000
$200,000,000
$150,000,000
$100,000,000
$50,000,000
$-
2020
2021
2022
2023
2024
$2.9M
$11.3M
$46.3
$113M
$323M**

*REGULATION A OR SERIES B

**$1.3B UNDER "FLYWHEEL MODEL"

SIZE OF MARKET

PROJECTIONS FOR 2024

$323M*

REVENUE

380K
LOCATIONS
RELEVANT MOBILITY CENTERS
U.S. ONLY
TOTAL ADDRESSABLE MARKET (TAM)

85K
LOCATIONS
CENTERS W/FIXED BOUNDARY ZONES
WARRANTING AUTONOMOUS TRANSIT
SERVICEABLE AVAILABLE MARKET (SAM)
22% OF TAM

Tony
956
LOCATIONS
TONY DEPLOYMENTS
9.5K VEHICLES
SERVICEABLE OBTAINABLE MARKET (SOM)
1.1% OF SAM

*$1.3B UNDER "FLYWHEEL MODEL"

PERRONE ROBOTICS

SUPPLY MODEL

TONY AV KIT
OUR PRODUCT

+

ANY VEHICLE
NEW OR LEGACY

+

OUTFITTING SERVICES
PROVIDED BY US/PARTNER

→ **TONY-EQUIPPED VEHICLE**
SUPPLIED BY US/PARTNER

→ **ZONE SETUP**
SETUP BY US, PARTNER, OR CUSTOMER

→ **VEHICLE OPERATIONS**
OPERATED BY PARTNER/CUSTOMER

→ **SUPPORT & UPDATES**
PROVIDED BY US

STRATEGY FOR SCALE/GROWTH

1. LAUNCH EARLY PILOTS WITH OUR EXPERTISE
2. TRANSITION VOLUME OUTFITTING & SUPPLY TO PARTNERS/MANUFACTURERS

PERRONE ROBOTICS

COMPETITION


BOUNDED
ZONE
AUTONOMY
OPERATIONAL DOMAINS
WE HAVE THE ONLY
SOLUTION FOR AUTONOMOUS
TRANSIT WITH FULL AUTONOMY NOW
PERRONE ROBOTICS
Tony
LOW SPEED VEHICLE COMPANIES
OPTIMUS RIDE
MAY MOBILITY
"BOX" SHUTTLE COMPANIES
ZF
NAVYYA
OHMIO
AURIGO
EASYMILE
WESTFIELD
COAST
AUTOMOTIVE & ROBO-TAXI
AUTONOMY
INDIRECT
COMPETITION
DIFFERENT PROBLEMS
DIFFERENT SOLUTIONS
WAYMO
UBER
LYFT
CRUISE
AUTONOMY CAPABILITY LEVEL

PERRONE ROBOTICS

BUSINESS MODEL

PRODUCTS

TONY TURN-KEY VEHICLES
[SELL/LEASE]

TONY AV KITS & OUTFITTING
[SELL/LEASE]

TONY/MAX LICENSING
[ROYALTIES]

FIELD VEHICLES FOR PILOTS (2020-2021)

SHIFT TO INTEGRATION (2021-2022)

THEN LICENSING (2022+)

SERVICES

ZONE SETUP
[FEE-BASED]

SUPPORT & UPDATES
[MONTHLY FEE]

APPS V2X ONBOARD

INTEGRATION SERVICES
[FEE-BASED]

USE OF FUNDS

WE ARE LOOKING FOR FINANCING TO EXECUTE ON AV DEPLOYMENTS, CAPTURE PR/SALES, & ACCELERATE EQUITY FINANCING

$250K (MIN) TO $1.07M (MAX)

- Expand sales to capture/grow pipeline.
- Increase marketing/PR campaign.
- Accelerate equity fund raising.



Wefunder Fees 6.5%
Operations 10%
Capital Fundraising 2.5%-10%*
Sales & Marketing 13.5%-21%**
Project/Product Delivery 60%

- Strong execution on high profile customer deliveries leading to:
  - *Significant & national publicity.*
  - *Increased sales w/those customers.*
  - *New sales interest.*

* 10% WITH MIN RAISE, 2.5% WITH MAX RAISE
** 13.5% WITH MIN RAISE, 21% WITH MAX RAISE

PERRONE ROBOTICS

GAME PLAN

DEC 2020	JAN-FEB 2021	MAR 2021	APR 2021	JUN 2021	DEC 2021
CLOSE WEFUNDER ROUND	FIELD CURRENT TONY PILOTS	PUBLICITY & FOLLOW ON SALES	CLOSE EQUITY FINANCING	LOWER COSTS & OUTFIT TEST/DEMO AVS	ACCELERATE AV SALES & DEPLOYMENTS
$250K MIN. $1.07M MAX.	2 ARMY BASE AVS. 1 TRANSIT AUTHORITY AV. 2 LOGISTIC YARD AVS.	NATIONAL PRESS. 2+ TONY DEALS.	$10M+ ROUND. HIRE 10+ SALES. HIRE 10+ MARKETING. HIRE 40+ ENGINEERS.	REDUCE KIT COST 50%. 2 NEW AV MODELS. 4 TEST AVS. 4 ROAD SHOW AVS.	50+ AVS DEPLOYED. $11M+ REVENUE.

AV = AUTONOMOUS VEHICLE

PERRONE ROBOTICS

This slide contains forward looking statements and projections and should not be relied upon, but are provided only to show a possible outcome. Actual results may be materially different. We cannot and do not warrant the accuracy, completeness or timeliness of the information contained therein.

THANK YOU.

QUESTIONS?

PAUL@PERRONEROBOTICS.COM (CEO)